Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management of SilverCrest Metals Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.
The Board of Directors, through the Audit Committee, is responsible for overseeing the performance of our responsibilities for financial reporting and Internal Control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, discusses and analyzes the Company’s consolidated financial statements with management before such information is approved by the Audit Committee and submitted to securities commissions or other regulatory authorities. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). PricewaterhouseCoopers LLP has expressed their opinion in the Report of Independent Registered Public Accounting Firm.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal Control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
Due to its inherent limitations, Internal Control Over Financial Reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of our Internal Control over Financial Reporting as of December 31, 2023, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s Internal Control over Financial Reporting was effective as of December 31, 2023.
The effectiveness of the Company’s Internal Control over Financial Reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, as stated in their Report of Independent Registered Public Accounting Firm.

"N. Eric Fier"	"Anne Yong"
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada
March 11, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of SilverCrest Metals Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of SilverCrest Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings and comprehensive earnings, of cash flows and of changes in equity for each of the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 21 to the consolidated financial statements, during 2023 the Company changed the manner in which it classifies cash flows from interest paid and received, previously classified as cash flows from financing and investing activities, respectively, to cash flows from operating activities.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment indicators of long-lived assets
As described in Notes 3, 5 and 11 to the consolidated financial statements, the Company’s carrying values of property, plant and equipment and mineral property amounted to $114 million and $130 million, respectively, as of December 31, 2023. Management assesses whether any indication of impairment exists at the end of each reporting period or whenever facts and circumstances indicate that the carrying values of the assets may exceed their recoverable amounts. If such an indication exists, the recoverable amount of an asset or cash generating unit (CGU) is estimated in order to determine the extent of the impairment, if any. Management applies critical judgment in assessing whether certain information would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment. The information that management considers in assessing whether there are any indicators of impairment include, but are not limited to, significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any. No impairment indicators were identified by management as of December 31, 2023.
The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of property, plant and equipment and mineral property is a critical audit matter are (i) the critical judgment made by management when assessing whether there were indicators of impairment, considering information such as significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any, and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the audit evidence related to management’s assessment of impairment indicators of property, plant and equipment and mineral property.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of impairment indicators of property, plant and equipment and mineral property. These procedures also included, among others, evaluating the reasonableness of management’s conclusion with respect to impairment indicators, considering information such as significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any, by considering (i) consistency with external market and industry data; (ii) consistency with the current performance of the CGU; (iii) the past performance of the CGU, relative to budget; and (iv) evidence obtained in other areas of the audit, as applicable.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 11, 2024
We have served as the Company's auditor since 2019.

Consolidated Statements of Financial Position (in thousands of U.S. dollars)

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents (Note 21)	$85,964	$50,761
Bullion (Note 9)	19,191	-
Trade and other receivables	114	179
Value-added tax receivables	16,250	15,985
Inventories (Note 10)	49,798	40,203
Prepaids and other expenses	7,216	4,690
	178,533	111,818
Non-current assets
Mineral properties, plant and equipment (Note 11)	246,728	228,098
Deferred tax assets (Note 20)	22,723	-
Long-term value-added tax receivables	12,190	15,433
Total assets	$460,174	$355,349

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12, 8(a))	$17,924	$17,676
Tax liabilities (Note 20, 8(a))	33,614	5,740
Derivative liabilities	168	-
Lease obligations	67	116
Debt (Note 13)	-	13,393
	51,773	36,925
Non-current liabilities
Long-term lease obligations	221	260
Deferred tax liabilities (Note 20)	-	382
Long-term debt (Note 13)	-	36,198
Reclamation provision (Note 14)	5,855	4,590
Total liabilities	57,849	78,355

Equity (Note 15)
Issued capital	406,890	405,811
Share option reserve	11,338	10,945
Currency translation reserve	(3,538)	(13,793)
Deficit	(12,365)	(125,969)
Total equity	402,325	276,994
Total liabilities and equity	$460,174	$355,349
Commitments and contingencies (Note 8, 23)
See accompanying notes to the consolidated financial statements
Approved by the Board on March 11, 2024

"signed"	N. Eric Fier, Director	"signed"	Anna Ladd-Kruger, Director

SILVERCREST METALS INC.	5

Consolidated Statements of Earnings and Comprehensive Earnings (in thousands of U.S. dollars except per share amounts)

	2023	2022
Revenue (Note 16)	$245,130	$43,510
Cost of sales
Production costs (Note 17)	(74,108)	(13,758)
Depreciation (Note 11)	(21,348)	(1,116)
Royalties	(1,368)	(216)
	(96,824)	(15,090)
Mine operating earnings	148,306	28,420
General and administrative expenses (Note 18)	(15,756)	(9,746)
Exploration and project expenses	(726)	(5,444)
Foreign exchange (losses) gains	(7,247)	27,913
Earnings from operations	124,577	41,143
Interest income	4,035	2,811
Interest and finance expense (Note 19)	(2,713)	(6,589)
Other expense	(2,653)	—
Earnings before income taxes	123,246	37,365
Income tax expense (Note 20)	(6,526)	(6,064)
Net earnings	$116,720	$31,301

Other comprehensive income
Currency translation adjustment	10,255	(27,987)
Total comprehensive earnings	$126,975	$3,314

Net earnings attributable to common shareholders
Basic earnings per share	$0.79	$0.21
Diluted earnings per share	$0.79	$0.21
Weighted average shares outstanding (in 000’s) Basic	146,882	146,164
Weighted average shares outstanding (in 000’s) Diluted	147,539	152,190
See accompanying notes to the consolidated financial statements

SILVERCREST METALS INC.	6

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

	2023	2022
		(Note 21)
Operating activities
Net earnings for the year	$116,720	$31,301
Income tax expense (Note 20)	6,526	6,064
Depreciation (Note 11)	21,348	1,937
Share-based compensation expense	4,190	2,398
Unrealized foreign exchange losses (gains)	7,942	(21,868)
Interest income	(4,035)	(2,811)
Interest expense (Note 19)	1,461	6,566
Interest paid (Note 21)	(1,461)	(7,568)
Interest received (Note 21)	4,035	2,715
Income taxes paid	(977)	—
Other operating activities (Note 21)	(242)	—
Net change in non-cash working capital items (Note 21)	2,754	(28,644)
	$158,261	$(9,910)
Investing activities
Payments for mineral properties, plant and equipment	(51,257)	(68,489)
Purchase of bullion	(18,674)	—
Proceeds from derivatives	264	—
	$(69,667)	$(68,489)
Financing activities
Common share proceeds	3,131	2,467
Common share repurchases	(7,145)	—
Proceeds from debt (Note 13)	—	49,583
Repayment of debt (Note 13)	(50,000)	(92,860)
Payments of equipment leases	(112)	(159)
	$(54,126)	$(40,969)
Effects of exchange rate changes on cash and cash equivalents	735	(6,386)
Increase (decrease) in cash and cash equivalents	35,203	(125,754)
Cash and cash equivalents at the beginning of the year	50,761	176,515
Cash and cash equivalents at the end of the year	$85,964	$50,761
Supplemental cash flow information and restatement of prior year (Note 21)
See accompanying notes to the consolidated financial statements

SILVERCREST METALS INC.	7

Consolidated Statements of Changes in Equity (in thousands of U.S. dollars except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Currency translation reserve	Deficit	Total equity
Balance, December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270
Total comprehensive earnings
Net earnings for the year	—	—	—	—	31,301	31,301
Foreign exchange translation	—	—	—	(27,987)	—	(27,987)
	—	—	—	(27,987)	31,301	3,314
Shares issued on the exercise of stock options	1,507	4,075	(1,608)	—	—	2,467
Share-based compensation on option grants	—	—	2,943	—	—	2,943
Stock options forfeited	—	—	(172)	—	172	—
Balance, December 31, 2022	147,156	405,811	10,945	(13,793)	(125,969)	276,994
Total comprehensive earnings
Net earnings for the year	—	—	—	—	116,720	116,720
Foreign exchange translation	—	—	—	10,255	—	10,255
	—	—	—	10,255	116,720	126,975
Shares issued on the exercise of stock options	1,283	5,108	(1,977)	—	—	3,131
Share-based compensation on option grants	—	—	2,370	—	—	2,370
Share repurchased and cancelled	(1,504)	(4,029)	—	—	(3,116)	(7,145)
Balance, December 31, 2023	146,935	406,890	11,338	(3,538)	(12,365)	402,325
See accompanying notes to the consolidated financial statements

SILVERCREST METALS INC.	8

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

1. Nature of Operations
SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office and principal address is located at 501-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registered office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SilverCrest shares trade on the Toronto Stock Exchange under the symbol SILV and the NYSE-American under the symbol SILV.
SilverCrest engages in silver and gold mining and related activities, including exploration and mine development from its Las Chispas mine located in Sonora, Mexico.

2. Basis of Preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These consolidated financial statements were approved for issuance by the Board of Directors on March 11, 2024.

3. Material Accounting Policies
a)Presentation currency
The functional currency of the Company and each of its subsidiaries is the United States dollar ("USD"). The Company's presentation currency is also USD.
b)Basis of measurement
These consolidated financial statements have been prepared on an historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.
c)Basis of consolidation
The accounts of the Company and its subsidiaries, which are controlled by the Company, have been included in these consolidated financial statements. Control is achieved when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
The Company's principal subsidiary at December 31, 2023 was the wholly-owned Compañía Minera La Llamarada, S.A. de C.V. located in Mexico whose principal project and purpose is ownership and operation of the Las Chispas Operation.
d)Foreign currencies
The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considered the functional currency of the parent entity to be the Canadian Dollar (“CAD”) until June 30, 2023, after which the functional currency changed to USD. The functional currency was determined and treated in accordance with IAS 21 The effects of changes in foreign exchange rates which includes accounting for the functional currency change on a prospective basis.The Company considers the functional currency for its Mexican operations to be USD.
Foreign currency transactions
Foreign currency balances and transactions are translated into the respective functional currencies of each entity as follows:
•Monetary assets and liabilities are translated at period end exchange rates;
•Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;
•Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and
•Exchange gains and losses are included in profit or loss.

SILVERCREST METALS INC.	9

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

e)Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.
f)Bullion and bullion options
Bullion includes gold and silver bullion which the Company purchases from bullion banks to hold as treasury assets in accordance with its liquidity management policies. Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to other expense in the consolidated statements of earnings and comprehensive earnings.
Bullion options include sold call options and purchased put options. Call options are instruments that give the option holder the right, but not the obligation, to purchase gold or silver at an agreed upon price in the future. Put options are instruments that give the option holder the right, but not the obligation, to sell gold or silver at an agreed upon price in the future. The Company receives an option premium in cash on selling the option, which is recorded as either an asset or a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded to other expense, along with a corresponding increase to the derivative liability which is included in derivative liabilities.
g)Value-added tax receivable
Value-added tax receivables includes Goods and Services Tax receivables generated on the purchase of supplies and services and are refundable from the Canadian government. Value-added tax receivables and Long-term value-added tax receivables includes value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process and the timing of collection of VAT receivables is uncertain. The Company has not recognized a loss allowance for expected credit losses as VAT receivables are not contract assets and therefore outside the scope of IFRS 9 Financial Instruments.
h)Inventories
Inventories include stockpile, in process, finished and materials and supplies, and are measured at the lower of weighted average cost or net realizable value ("NRV"). For in process and finished inventories, cost includes all direct costs incurred in production, including direct labour and materials, depreciation and depletion, and directly attributable overhead costs. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form, transportation costs, and estimated costs to sell.
Stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory is based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Costs are included in in process inventory based on current costs incurred up to the point prior to the refining process, including applicable depletion of mining interests, and removed at the weighted average cost per recoverable ounce of silver equivalent. The average costs of finished inventories represent the average costs of in process inventory incurred prior to the refining process, plus applicable refining and transportation costs.
In process inventory includes inventory in the milling process, in tanks, and precipitates. Finished inventory includes metals in their final stage of production prior to sale, primarily doré at the mine site or in transit, and refined metal held at a refinery.
Any write-downs of inventories to NRV are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventories have not been sold.
Materials and supplies are measured at weighted average cost. Cost includes acquisition, freight, and other directly attributable costs. In the event that the NRV of the finished inventories, the production of which the materials and supplies are held for use in, is lower than the expected cost of the finished product, the material and supplies are written down to their NRV.

SILVERCREST METALS INC.	10

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

i)Mineral property, plant, and equipment
Exploration and evaluation assets - acquisition costs
The costs of acquiring exploration properties, including transaction costs, are capitalized as exploration and evaluation assets. All other exploration and evaluation expenditures are expensed in the period in which they are incurred.
Acquisition costs for each exploration property are carried forward as an asset provided that one of the following conditions is met:
•Such costs are expected to be recouped in full through the successful exploration and development of the exploration property or alternatively, by sale; or
•Exploration and evaluation activities in the property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the exploration property are continuing or planned.
The Company performs an assessment for impairment of capitalized amounts whenever the facts and circumstances indicate that the asset may exceed its recoverable amount. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company's intentions for the development of such an exploration property and management's determination that the exploration property is not viable. If an exploration property is considered to be impaired, all unrecoverable costs associated with the property are charged to the consolidated statement of earnings and comprehensive earnings at the time the determination is made. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. If the recoverable amount of an individual asset cannot be determined, the recoverable amount is determined for the cash generating unit ("CGU") to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of earnings and comprehensive earnings.
Exploration and evaluation expenditures
Exploration and evaluation costs, net of incidental revenues, are charged to the consolidated statement of earnings and comprehensive earnings in the year incurred until the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into mineral property, plant, and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to: the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document; the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study; the status of environmental permits, and the status of mining leases or permits.
Mineral property - development phase
Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified to mineral property. The carrying value of capitalized exploration and evaluation acquisition costs are tested for impairment before they are transferred to mineral property.
All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property.
The Company assesses the stage of each mine under development to determine when an asset reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management ("commercial production"). Determining when an asset has achieved commercial production is a matter of judgement. Depending on the specific facts and circumstances, the following factors may indicate that commercial production has commenced:
•all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•the completion of a reasonable period of testing of the mine plant and equipment;
•the ability to produce saleable product (e.g., the ability to produce ore within specifications);

SILVERCREST METALS INC.	11

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

•the mine has been transferred to operating personnel from internal development groups or external contractors;
•the mine or mill has reached a predetermined percentage of design capacity;
•mineral recoveries are at or near the expected production level; and
•the ability to sustain ongoing production of ore (i.e., the ability to continue to produce ore at a steady or increasing level).
Proceeds before intended use
Revenue from the sale of gold and silver ounces recovered before items of mineral property, plant, and equipment, such as the mine or process plant, are operating in the manner intended by management are recognized, along with related costs, in the consolidated statement of earnings and comprehensive earnings.
Mineral property - production phase
When management determines that a property is capable of commercial production, depletion of costs capitalized during development begins.
Once a mineral property has been brought into commercial production, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs which constitute a betterment, which will be deferred and depleted over the remaining useful life of the related assets. Mineral properties include reclamation and closure provision costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset or the carrying value of the CGU exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in the consolidated statement of earnings and comprehensive earnings.
Mineral properties are depleted on the unit-of-production basis using the mineable tonnes extracted from the mine in the period as a percentage of the total mineable tonnes to be extracted in current and future periods based on mineral reserves. Mineral properties are recorded at cost, net of accumulated depletion and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral property.
Property, plant, and equipment
Property, plant, and equipment is recorded at historical cost less accumulated depreciation and impairment charges.
The cost of an item of property, plant, and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.
Plant and equipment is depreciated to its estimated residual value using either the straight-line or the units-of-production method over the estimated useful lives of the individual assets. The major categories of plant and equipment and their useful lives and depreciation method are as follows:

Category	Estimated life	Depreciation method
Computer equipment	3-4 years	Straight-line
Mining equipment	5-15 years	Straight-line
Vehicles	4 years	Straight-line
Buildings	Life-of-mine	Straight-line
Mine plant and related equipment	Life-of-mine	Straight-line
Underground infrastructure	Life-of-mine	Straight-line
Assets under construction are not depreciated until available for their intended use. Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.
The Company conducts a review of residual values, useful lives, and depreciation methods annually and when events and circumstances indicate such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

SILVERCREST METALS INC.	12

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

An item of property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of consolidated income (loss) and comprehensive income (loss).
j)Reclamation and closure provision
The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations, including those associated with the reclamation and closure of exploration and evaluation assets, mineral properties, plant, and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an environmental rehabilitation obligation is recognized at its present value if a reasonable estimate of cost can be made. The Company records the present value of estimated future cash flows, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized reclamation and closure costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional reclamation and closure costs). The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated. Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are charged to the consolidated statement of earnings and comprehensive earnings.
k)Share-based compensation and payments
The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of earnings and comprehensive earnings over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche's vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of earnings and comprehensive earnings, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.
In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments to non-employees are measured at the fair value of goods or services received.
Share unit plan
On June 15, 2021, the shareholders of the Company approved the adoption of a Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant share units ("SUs"), including restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.
The SUs will be subject to any combination of time-based vesting and performance-based vesting conditions as the Board of Directors shall determine from time to time. Unless set forth in the particular award agreement, the Board of Directors may elect one or any combination of the following settlement methods for the settlement of SUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. While the SUs issued during 2023 and 2022 did not specify a method of settlement, the Company determined that at least a portion would be settled by a brokered purchase or cash. Accordingly, the Company recorded the value of SUs issued and vested as an accrued liability.
DSUs
DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to these DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities.

SILVERCREST METALS INC.	13

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

RSUs
Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period as either an expense, inventories, exploration and evaluation expenditure, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested RSUs is remeasured at each reporting date to the current market price of the Company's shares.
PSUs
Share-based compensation of PSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Share-based compensation is recognized on a straight-line method basis, over the PSU's vesting period as either an expense, inventories, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested PSUs is remeasured at each reporting date to the current market price of the Company's shares.
l)Related party transactions
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.
m)Earnings per share
Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and share units, if dilutive.
The number of additional shares is calculated by assuming that outstanding stock options and share units were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.
n)Revenue recognition
The Company's primary source of revenue is the sale of refined gold and silver and its performance obligations are the delivery of refined gold and silver to its customers.
Revenue from the sale of metal is recognized when the buyer obtains control of the metal. When considering whether the Company has satisfied its performance obligations, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and, the customer has the significant risks and rewards of ownership of the metal. Revenue is recognized at the time when the risks and rewards of ownership and title transfers to the customer, which is when the Company irrevocably instructs the refinery to deliver the metals to the customer.
The Company sells gold and silver to bullion banks who are members of the London Bullion Market Association. The sales price is fixed on the date of sale based on spot price or by mutual agreement.
o)Taxation
Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.
The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets

SILVERCREST METALS INC.	14

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.
p)Financial instruments
The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.
An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to the present value of estimated future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statement of earnings and comprehensive earnings.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the disclosure of material accounting policies, amendments to IAS 8 Changes in Accounting Estimates and Errors regarding the definition of accounting estimates, and amendments to IAS 12 Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction, which were effective for annual periods beginning on or after January 1, 2023. In addition, we have adopted the amendments to IAS 12 Income Taxes regarding relief from deferred tax accounting for top-up tax under Pillar Two, which was effective from May 23, 2023 onwards. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation of Financial Statements (Amendments to IAS 1)
The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be

SILVERCREST METALS INC.	15

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
The preparation of these consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.
These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 3) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:
Critical judgments in applying accounting policies
The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:
Assessment of impairment indicators of non-current assets
Management assesses whether any indication of impairment exists at the end of each reporting period. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information the Company considers in assessing whether there is an indicator of impairment includes, but is not limited to, significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate. No impairment indicators were identified by management as of December 31, 2023.
Functional currency
The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity and its subsidiaries to be USD. Previously, the functional currency of the parent entity was CAD but effective July 1, 2023, the Company determined it was USD. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

6. Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities in the next 12 months are as follows:
Mineral reserves and the life of mine plan
The Company estimates its mineral reserves in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the mineral reserves form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.
Significant estimation is involved in determining the reserves and resources included within the Company's life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs, or recovery rates may result in the Company's life of mine plan being revised and such changes could impact depletion rates, asset carrying values, and our environmental reclamation provision.

SILVERCREST METALS INC.	16

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Collectability and classification of VAT recoverable
VAT recoverable is collectible from the government of Mexico. The collection of VAT is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with VAT recoverable.
Impairment of non-current assets
Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to future gold and silver prices; future capital cost estimates; operating cost estimates; reductions in the estimated mineral reserves; decreases in estimated production; and, the discount rate. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets.
Estimate of reclamation and closure cost provision
The Company’s provision for reclamation and closure costs represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than USD. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in Mineral Reserve Estimate, production rates, or economic conditions. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.
Inventories valuation and cost
The measurement of inventories, including the determination of its NRV, especially as it relates to metal processing inventory involves the use of estimates.
Las Chispas has stockpile inventory that is valued at the lower of weighted average cost and NRV. This is the same for in-process inventories and finished inventories. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, in-process inventories and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

7. Management of Capital
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus currency translation reserve, plus deficit) with a balance of $402 million as at December 31, 2023 (2022 - $277 million).
The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives. The Company is not subject to externally imposed capital requirements and the Company’s overall objective with respect to capital risk management remains unchanged from the year ended December 31, 2022.

SILVERCREST METALS INC.	17

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

8. Financial Instruments
a)Carrying values and measurement of financial assets and liabilities

December 31, 2023	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$85,964	$-	$85,964
Accounts receivable	114	-	114

Financial liabilities
Accounts payable and accrued liabilities	14,080	3,844	17,924
Derivative liabilities	$-	$168	$168

December 31, 2022	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	$50,761	$-	$50,761
Accounts receivable	$179	$-	$179

Financial liabilities
Accounts payable and accrued liabilities(1)	15,294	2,382	17,676
Debt	$49,591	$-	$49,591
(1)Excludes $5.7 million of tax liabilities previously presented within accounts payable and accrued liabilities, now presented as part of tax liabilities.
b)Derivative instruments
The Company's derivatives are comprised of bullion contracts. During the year ended December 31, 2023, the Company sold call options and purchased put options. The Company receives an option premium in cash on selling the option, which is recorded as either an asset or a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as other expense, along with a corresponding increase to the derivative liabilities.
The gains on derivatives for the year ended December 31, 2023 were as follows with no derivatives outstanding during 2022:

2023
Unrealized gains on derivatives	95
c)Fair value information
i.Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At December 31, 2023
	Level 1	Level 2
Assets and Liabilities:
Derivative liabilities	—	168

SILVERCREST METALS INC.	18

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2022.
ii.Valuation Techniques
Derivative assets and liabilities
The Company’s derivatives were comprised of bullion contracts which are valued using observable market prices.
d)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable.
The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and bullion with high‐credit quality financial institutions. The Company has liquid financial assets on deposit with or held by multiple high‐credit quality financial institutions as a risk mitigation practice. The Company’s cash and cash equivalents are on deposit with the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Bullion is stored with BMO in Canada. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high‐credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

	Payments due by period 2023
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$17,924	$-	$-	$-	$17,924
Tax liabilities	33,614	-	-	-	33,614
Lease liabilities	69	134	80	84	367
Reclamation and closure provision(1)	-	-	-	8,696	8,696
	$51,607	$134	$80	$8,780	$60,601
(1)Represents undiscounted uninflated future payments for the expected cost of mine reclamation and closure.

SILVERCREST METALS INC.	19

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

	Payments due by period 2022
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$17,676	$-	$-	$-	$17,676
Tax liabilities	5,740	-	-	-	5,740
Lease liabilities	120	137	110	115	482
Credit Facility	16,881	39,683	-	-	56,564
Reclamation and closure provision(1)	-	-	-	6,845	6,845
	$40,417	$39,820	$110	$6,960	$87,307
(1)Represents undiscounted uninflated future payments for the expected cost of mine reclamation and closure. Recast amounts previously reported as undiscounted inflated payments as undiscounted uninflated payments.
(2)Tax liabilities were previously included in accounts payable and accrued liabilities and have been recast separately.
The Company believes its cash and cash equivalents at December 31, 2023 of $86.0 million, bullion of $19.2 million, undrawn $70.0 million Revolving Facility, and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.
iii.Market Risk
1.Currency Risk
The functional and reporting currency for all of SilverCrest's operating segments is USD and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred tax assets and liabilities denominated in currencies other than USD, as shown in the tables below. The Company estimates that a 1% change in the exchange rate of the foreign currencies in which its December 31, 2023 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $0.3 million (2022 - $0.5 million).

	CAD	MXN	Total
December 31, 2023
Cash and cash equivalents	$9,502	$6,421	$15,923
Accounts receivable	6	70	76
Value-added taxes receivable	47	28,393	28,440
Total financial assets	9,555	34,884	44,439

Less: accounts payable and accrued liabilities	(6,445)	(5,578)	(12,023)
Net financial assets	$3,110	$29,306	$32,416

SILVERCREST METALS INC.	20

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

	USD	MXN	Total
December 31, 2022
Cash and cash equivalents	$29,502	$318	$29,820
Accounts receivable	111	8	119
Value-added taxes receivable	-	31,378	31,378
Total financial assets	29,613	31,704	61,317

Less: accounts payable and accrued liabilities	(428)	(3,010)	(3,438)
Less: debt	(49,591)	-	(49,591)
Net financial assets	$(20,406)	$28,694	$8,288
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the year ended December 31, 2023 on its cash and cash equivalents and short-term investments was 5.3% (2022 - 4.6%). A 1% increase or decrease in the interest earned from financial institutions on cash and short-term investments would result in approximately a $0.8 million change in the Company’s earnings before income taxes (2022 – $0.4 million).
On November 29, 2022, the Company's entered into a $120 million senior secured credit facility (the "Credit Facility") comprised of a $50 million term facility (the "Term Facility") and a $70 million revolving facility (the "Revolving Facility") (Note 13). The Company repaid the Term Facility during the first five months of 2023 and incurred a weighted average interest rate of 7.79% during that time (2022 - 8.01% on amounts drawn from November 29, 2022 until December 31, 2022). There were no amounts drawn on the Revolving Facility during the year ended December 31, 2023 or comparative period.
3.Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

9. Bullion
The Company purchases gold and silver bullion from a bullion bank as part of its liquidity management program. The Company did not hold bullion during 2022.
Bullion held by the Company was comprised of the following:

	Cost	Fair value
	December 31, 2023	December 31, 2023
Gold bullion	$5,535	$5,743
Silver bullion	13,139	13,448
	$18,674	$19,191
The Company records bullion at fair value with gains of $0.6 million included in other expense for the year ended December 31, 2023.

SILVERCREST METALS INC.	21

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

10. Inventories
The Company’s inventories related to the Las Chispas Operation were comprised of the following:

	December 31, 2023	December 31, 2022
Stockpile	$27,115	$25,669
In-process	2,055	4,353
Finished	11,496	4,897
Materials and supplies	9,132	5,284
	$49,798	$40,203

11. Mineral Properties, Plant, and Equipment

		December 31, 2023			December 31, 2022
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
Mexico	Las Chispas	$281,371	$(37,130)	$244,241	221,280	(7,884)	213,396

Non-Producing:
Mexico	Other	2,748	(261)	$2,487	331	(280)	51
Canada	Other	58	(58)	$-	15,328	(677)	14,651
		2,806	(319)	2,487	15,659	(957)	14,702
Total		$284,177	$(37,449)	$246,728	$236,939	$(8,841)	$228,098

SILVERCREST METALS INC.	22

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Cost
At December 31, 2021	$62,285	$2,488	$103,100	$167,873
Additions	58,006	-	24,715	82,721
Transfers to inventories	(13,655)	-	-	(13,655)
At December 31, 2022	106,636	2,488	127,815	236,939
Additions	37,518	-	11,791	49,309
Disposals	-	-	(2,071)	(2,071)
Transfers	152	(152)	-	-
At December 31, 2023	$144,306	$2,336	$137,535	$284,177

Accumulated depreciation and depletion
At December 31, 2021	$-	$-	$(2,187)	$(2,187)
Depreciation	(1,536)	-	(5,118)	(6,654)
At December 31, 2022	(1,536)	-	(7,305)	(8,841)
Depreciation	(9,554)	-	(11,794)	(21,348)
Depreciation charge captured in inventory	(3,509)	-	(4,457)	(7,966)
Disposals	221	-	485	706
At December 31, 2023	$(14,378)	$-	$(23,071)	$(37,449)

Carrying amounts
At December 31, 2022	$105,100	$2,488	$120,510	$228,098
At December 31, 2023	$129,928	$2,336	$114,464	$246,728

12. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	2023	2022
Trade payables	$2,938	$5,612
Accrued liabilities	9,890	8,954
Payroll related liabilities	1,957	728
Share unit accrued liabilities	3,139	2,382
	$17,924	$17,676

SILVERCREST METALS INC.	23

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

13. Debt
A summary of debt transactions is as follows:

	2023	2022
Term Facility
Balance, beginning of year	$49,591	$-
Drawdown	-	50,000
Transaction costs	-	(417)
Accretion	409	8
Interest expense	1,030	354
Interest payments	(1,030)	(354)
Debt repayment	(50,000)	-
Balance, end of year	$-	$49,591

Total debt	$-	$49,591
Less: current portion	-	(13,393)
Long-term debt	$-	$36,198
Revolving Facility
On November 29, 2022, the Company entered into a $120 million Credit Facility comprised of a $50 million Term Facility, maturing November 28, 2025, and a $70 million Revolving Facility, maturing November 27, 2026. On closing the Credit Facility, the Company drew $50 million from the Term Facility and used $40 million of available cash to repay its $92.9 million secured project financing facility.
The Company fully repaid the Term Facility during the first five months of 2023 and has not drawn from the Revolving Facility in 2023 or 2022. As of December 31, 2023, the Company was in compliance with all financial covenants under the $70 million Revolving Facility.
The Revolving Facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate ("SOFR") as administered by the Federal Reserve Bank of New York, plus an applicable margin ranging from 2.50% to 3.75%. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum. During 2023, $0.6 million of standby fees were recorded as interest and finance expense.

14. Reclamation Provision
Changes to the reclamation and closure provision related to the Las Chispas Operation were as follows:

	2023	2022
Balance, beginning of year	$4,590	$2,713
Accretion of reclamation provision	493	243
Revisions in estimates and obligations	772	1,634
Balance, end of year	$5,855	$4,590
The inflated and discounted provisions on the statement of financial position as at December 31, 2023, using an inflation rate of 4.7% (2022 – 4.6%) and a discount rate of 9.4% (2022 - 8.9%) being the risk-free rate based on the Bank of Mexico's 10 year bond rate, was $5.9 million (2022 - $4.6 million). Revisions made to the reclamation obligations in 2023 were primarily a result of increased site disturbance at the mine as well as revisions to the estimate based on periodic reviews of closure plans. The majority of reclamation expenditures are expected to be incurred in 2031 and 2032.
The accretion expense charged to 2023 earnings as finance expense was $0.5 million (2022 - $0.2 million). There were no reclamation expenditures paid during the current or comparative year.

SILVERCREST METALS INC.	24

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

15. Share Capital and Employee Compensation Plans
a)Stock options
For the year ended December 31, 2023, the total share-based compensation expense relating to stock options was $2.3 million (2022 - $1.0 million) and is presented as a component of general and administrative expense.
Stock options
During the year ended December 31, 2023, the Company granted 65,000 (2022 – 944,500) stock options. During the year ended December 31, 2023, the Company issued 1,282,750 (2022 – 1,507,500) common shares in connection with the exercise of stock options.
The following table summarizes changes in stock options for the years ended December 31:

	2023		2022
	Number of options	Weighted average exercised price CAD	Number of options	Weighted average exercised price CAD
Outstanding, beginning of year	5,560,450	$7.87	6,216,700	$6.37
Granted	65,000	7.13	944,500	8.86
Exercised(1)	(1,282,750)	3.34	(1,507,500)	2.13
Forfeited	(237,500)	9.80	(93,250)	10.66
Outstanding, end of year	4,105,200	$9.16	5,560,450	$7.87
The following table summarizes information about the Company's stock options outstanding at December 31, 2023:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD	Number Outstanding as at December 31, 2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD	Number Outstanding as at December 31, 2023	Weighted Average Exercise Price CAD
$4.54 - $8.21	988,750	1.0	$7.82	907,083	$7.88
$8.22 - $8.50	1,407,450	2.4	8.36	962,782	8.30
$8.51 - $10.80	765,000	2.9	9.86	509,994	9.86
$10.81 - $12.63	944,000	2.1	11.17	679,340	11.26
	4,105,200	2.1	$9.16	3,059,199	$9.09
The following assumptions were used in the Black-Scholes option pricing model in determining the fair value of options granted during the years ended December 31:

	2023	2022
Expected life (years)	4.00	3.5
Expected volatility	55.9%	55.4%
Expected dividend yield	—%	—%
Risk-free interest rate	4.0%	3.1%
Expected forfeiture rate	1.0%	1.0%
b)PSUs
PSUs are granted to select personnel where each PSU has a value equivalent to one SilverCrest common share. PSU grants outstanding will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The number of PSUs that will vest ranges from —% to 200% of the notional number of common shares, with settlement occurring either in cash or common shares, determined at the discretion of the Board.

SILVERCREST METALS INC.	25

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The Board of Directors approved the issuance of 61,875 PSUs for 2023 with a share price of CAD $7.29 (2022 - 173,750 PSUs approved at a share price of CAD $7.69). The Company recorded a $0.5 million and $0.3 million expense in share-based compensation for PSUs for the years ended December 31, 2023 and 2022, respectively.
The following table summarizes changes in PSUs for the years ended December 31, 2023 and 2022:

	2023		2022
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of year	173,750	$764	—	$-
Granted	61,875	451	173,750	1,336
Settled for cash	(82,500)	(535)	—	-
Change in value	-	25	—	(572)
Outstanding, end of year	153,125	$705	173,750	$764
c)RSUs
RSUs are granted to select personnel where each RSU has a value equivalent to one SilverCrest common share. The RSUs vest in 1/3 installments at the first, second and third anniversary date of the grant, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.8 million and $0.1 million expense in general and administrative expense for RSUs for the years ended December 31, 2023 and 2022, respectively.
The following table summarizes changes in RSUs for the years ended December 31, 2023 and 2022:

	2023		2022
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of year	249,498	$254	83,500	$11
Granted	-	-	195,500	1,677
Settled for cash	-	-	(27,002)	(175)
Forfeited	(14,061)	(20)	(2,500)	(6)
Change in value	-	821	-	(1,253)
Outstanding, end of year	235,437	$1,055	249,498	$254
d)DSUs
DSUs are granted to non-executive directors where each DSU has a value equivalent to one SilverCrest common share which vest on grant date. DSUs must be retained until the director leaves the Board, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.7 million and $0.4 million expense in general and administrative expense for DSUs for the years ended December 31, 2023 and 2022, respectively.
The following table summarizes changes in DSUs for the years ended December 31, 2023 and 2022:

	2023		2022
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of year	228,000	$1,364	156,500	$1,234
Granted	-	-	96,000	811
Settled for cash	-	-	(24,500)	(218)
Change in value	-	134	-	(463)
Outstanding, end of year	228,000	$1,498	228,000	$1,364
e)Authorized shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

SILVERCREST METALS INC.	26

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

f)Normal Course Issuer Bid (“NCIB”) ‐ Share repurchase program and share cancellation
During 2023, the Company received TSX acceptance of a NCIB permitting the Company to purchase up to 7,361,563 common shares of the Company over a 12-month period beginning on August 14, 2023. Under the NCIB, the Company may purchase up to a maximum of 80,376 common shares on the TSX during any trading day. All common shares, if any, purchased pursuant to the NCIB will be cancelled.
Share repurchases and cancellations are recorded by allocating any excess consideration over book value to deficit.
During 2023, the Company repurchased and cancelled 1.5 million common shares at an average price of CAD $6.44 per share for a total of $7.1 million. Upon the cancellation of shares, the Company allocated $4.0 million to capital stock and $3.1 million to deficit.

16. Revenue
During 2023, the Company had revenue of $245.1 million (2022 ‐ $43.5 million) from the sale of 58.2 thousand (2022 – 11.4 thousand) gold ounces and 5.6 million (2022 – 1.1 million) silver ounces to three (2022 – two) customers.

	2023	2022
Gold	$113,263	$19,726
Silver	131,867	23,784
	$245,130	$43,510
The Company has three customers that account for 51%, 44%, and 5% respectively, of total gold and silver revenue (2022 - 2 customers of 81%, and 19%, respectively). The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s financial performance, financial position, and cash flows.

17. Production Costs
The Company did not have any production costs prior to the third quarter of 2022.
Production costs are comprised of the following:

	2023	2022
Materials and consumables	$36,550	$5,717
Salaries and benefits	10,726	3,618
Contractors	20,681	3,154
Refining and transportation	2,093	460
Other	2,387	435
Changes in inventories	1,671	374
Production costs	$74,108	$13,758

18. General and Administrative Expenses

	2023	2022
Corporate administration	$11,566	$7,880
Share-based compensation	4,190	1,866
General and administrative expenses	$15,756	$9,746

19. Interest and Finance Expense

	2023	2022
Interest expense	$1,461	$3,358
Reclamation accretion expense (Note 14)	493	243
Other financing costs(1)	759	2,988
	$2,713	$6,589
(1)Includes $2.9 million in fees from the early repayment of the Company's secured project financing facility during the year ended December 31, 2022.

SILVERCREST METALS INC.	27

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

20. Income Taxes
The income taxes recognized in income (loss) and comprehensive income (loss) are as follows:

	2023	2022
Current tax expense	$29,631	$5,682
Deferred tax expense	(23,105)	382
	$6,526	$6,064
The provision for income taxes reported differs from the amounts computed by applying statutory tax rates to the income (loss) before income taxes due to the following:

	2023	2022
Earnings for the year before income taxes	$123,246	$37,365
Statutory tax rate	27%	27%

Income taxes computed at statutory rates	33,276	10,089
Share based payments	441	940
Mexican inflationary adjustments	(4,893)	(5,116)
Permanent differences	334	7,480
Differing effective tax rate on loss in foreign jurisdiction	3,455	(567)
Impact of share issuance costs	(110)	—
Impact of foreign exchange and other	(12,856)	(6,395)
Recognition of previously unrecognized tax benefit	(25,589)	3,279
Effect of other taxes paid (mining and withholding)	8,725	—
Unrecognized deferred tax assets	4,836	(3,624)
Other	(1,093)	(22)
	$6,526	$6,064
The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at December 31, 2023 and 2022 is as follows:

	2023	2022
Deferred income tax assets
Mineral properties, plant and equipment	$15,031	$46,129
Non-capital losses	2,411	7,412
Reclamation & closure provision	1,756	-
Special mining duties	3,623	-
Financing fees	-	1,937
Withholding tax	1,536	2,535
Other	1,429	-
	25,786	58,013
Deferred income tax liabilities
Mineral properties, plant, and equipment	-	(54,057)
Debt	(1,557)	(4,217)
Special mining duties	(1,506)	-
Other	-	(121)
	(3,063)	(58,395)
Net deferred tax asset (liability)	$22,723	$(382)
Deferred tax assets	$22,723	$-
Deferred tax liabilities	$-	$(382)

SILVERCREST METALS INC.	28

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The approximate tax effect of each item that gives rise to the Company's unrecognized deferred tax assets and liabilities are as follows:

	2023	2022
Non-capital losses	$4,140	$15,084
Mineral properties, plant and equipment	35	50
Financing fees	1,047	-
Reclamation and closure provision	-	1,377
Withholding tax	2,264	437
Unrecognized deferred tax assets	(7,491)	(18,450)
Other	5	1,502
	$-	$-
The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	Expiry Dates	December 31, 2023	December 31, 2022
Non-capital losses	2027-2042	$15,295	$50,280
Mineral properties, plant and equipment	No Expiry	114	168
Financing fees	2043-2047	3,875	-
Reclamation and closure provision	No Expiry	-	4,590
Withholding tax	No Expiry	6,182	437
Other	No Expiry	17	5,007
		$25,483	$60,482
At December 31, 2023, the Company had unrecognized non-capital loss carry forwards of approximately $23.9 million (2022 - $4.2 million unrecognized), which expire between 2040 and 2043, available to offset future taxable income in Canada. The Company also had unrecognized non-capital loss carry forwards of approximately $0.1 million (2022 - $71.0 million unrecognized), which expire between 2027 and 2033, available to offset future taxable income in Mexico.

21. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for non-cash income statement items in operating activities:

Other operating activities	2023	2022
Adjustments for non-cash income statement items:
Reclamation accretion expense (Note 14)	$493	$-
Bullion gains (Note 9)	(640)	-
Derivative gains (Note 8)	(95)	-
	$(242)	$-
The following table summarizes changes in non-cash working capital items in operating activities:

Changes in non-cash operating working capital items:	2023	2022
Trade and other receivables	$3,041	$(8,132)
Inventories	(1,449)	(21,945)
Prepaid expenses	(2,527)	(2,180)
Accounts payable	4,544	3,613
Provisions	(855)	-
	$2,754	$(28,644)

SILVERCREST METALS INC.	29

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the 2022 amounts presented:

Amount
Interest paid(1)	(7,568)
Interest received(2)	2,715
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.

22. Segmented Information
The Company’s reportable operating segment, which has separate financial information available, is assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM").
During the year ended December 31, 2022, the Company had two operating segments: the Las Chispas Mine and El Picacho Property (“Picacho”), which is in the exploration phase. During the year ended December 31, 2023, there was a change in the reporting information reviewed by the CODM, leading the Company to conclude that it has a single operating segment: the Las Chispas Mine, which includes Picacho. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company’s business units.
Segments and their performance measures are listed below:

For the year ended December 31, 2023
Segment	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas(1)	$245,130	$75,476	$21,348	$148,306	$51,118
Other	—	—	—	—	139
	$245,130	$75,476	$21,348	$148,306	$51,257
(1)Located in Sonora, Mexico.

For the year ended December 31, 2022
Segment	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Las Chispas(1)	$43,510	$13,974	$1,116	$28,420	$69,066
(1)Located in Sonora, Mexico.

At December 31, 2023
Segment	Assets	Liabilities	Net assets
Las Chispas	$420,613	$43,899	$376,714
Corporate	38,039	13,926	24,113
Other	1,522	24	1,498
	$460,174	$57,849	$402,325

At December 31, 2022
Segment	Assets	Liabilities	Net assets
Las Chispas	$285,847	$65,221	$220,626
Corporate	69,502	13,134	56,368
	$355,349	$78,355	$276,994

SILVERCREST METALS INC.	30

Notes to the Consolidated Financial Statements
As at December 31, 2023 and December 31, 2022, and
for the years ended December 31, 2023 and 2022
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

23. Contingencies
The following is a summary of the contingent matters and obligations relating to the Company as at December 31, 2023.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. These matters are inherently uncertain, and there is a potential for some of them to be resolved unfavorably for the Company. As of the date of the financial statements, specific conditions may be present that could lead to a financial loss for the Company.
It is management's opinion that none of these matters are anticipated to have a material impact on the Company's results of operations or financial condition.
Legal Proceedings
SilverCrest faces various claims and legal proceedings spanning a broad spectrum of issues arising in the routine course of our business activities. The Company is subject to claims initiated by current or former employees and proceedings in its commercial relationships. While SilverCrest would, when appropriate, defend against any such allegations, the possibility of incurring losses exists if our defense against these claims proves unsuccessful. In the opinion of management, these matters are not expected to have a material impact on the Company.

24. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation.
Compensation of key management personnel
Key management personnel compensation is summarized as follows:

	2023	2022
Short-term employee benefits(1)	$3,257	$2,891
Share-based compensation(2)	2,552	2,285
	$5,809	$5,176
(1)Includes annual salaries and short-term incentives.
(2)Includes annual stock option grants, DSUs, RSUs, and PSUs.

SILVERCREST METALS INC.	31